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                                Exhibit 23(d)

                         CONSENT OF KPMG PEAT MARWICK
                             INDEPENDENT AUDITORS


The Board of Directors
Citizens Federal Savings Bank:


We consent to incorporation by reference in the registration statement (No. 33-51575) on Form S-4, as amended, of Trans Financial Bancorp, Inc. of our report dated February 26, 1993, relating to the consolidated balance sheets of Citizens Federal Savings Bank and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of operations, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 1992, which report appears in the Current Report on Form 8-K dated January 10, 1994, of Trans Financial Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 26, 1993 contains an emphasis paragraph which states that Citizens Federal entered into a supervisory agreement with the Office of Thrift Supervision in 1991. To comply with the agreement's requirement to increase regulatory capital ratios, Citizens Federal entered into an acquisition agreement under which Citizens Federal would convert from mutual to stock form and be acquired by Peoples Financial Services, Inc., as discussed in note 15 to the consolidated financial statements of Citizens Federal. The conversion and acquisition was consummated on February 1, 1993, and resulted in an increase of capital above the requirement set forth in the supervisory agreement. Failure to comply with the remaining provisions of the agreement could expose Citizens Federal to possible further regulatory sanctions and enforcement actions.






Nashville, Tennessee
January 10, 1994